Exhibit 3.1
FIRST AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

DIGERATI TECHNOLOGIES, INC.

(Pursuant to N.R.S. 78.380, 78.385 and 78.390)

ARTICLE I
Name

The name of the Corporation is DIGERATI TECHNOLOGIES, INC.

ARTICLE II
Registered Office and Agent

The address of the Corporation's registered office in the State of Nevada is 2215-B Renaissance Dr., Las Vegas, Nevada  89119.  The name of the Corporation's registered agent at such address is CSC Services of Nevada, Inc.

ARTICLE III
Capital Stock

The total number of shares of all classes that this Corporation shall have authority to issue shall be 200,000,000, of which 150,000,000 shall be shares of common stock, par value $0.001 per share, and 50,000,000 shall be shares of preferred stock, par value $0.001 per share.  The Board of Directors of the corporation is authorized, by resolution or resolutions from time to time adopted, to provide for the issuance of preferred stock in series and to fix and state the powers, designations, preferences and relative, participating, optional or other special rights of the shares of each such series, and the qualifications, limitation or restrictions thereof.

ARTICLE IV
Purpose

The purpose for which the Corporation is organized is to transact and/or engage in any and all lawful business or other activity for which corporations may be incorporated pursuant to the laws of the State of Nevada.  In furtherance of the foregoing purpose, the Corporation shall have and may exercise all the rights, powers and privileges of a corporation organized.

ARTICLE V
Duration of Corporation

The corporation shall have perpetual existence.

ARTICLE X
Liability of Directors

The personal liability of the directors of the corporation is hereby eliminated to the fullest extent permitted by the General Corporation Law of the State of Nevada, as the same may be amended and supplemented.  Any repeal or amendment of this Article by the stockholders of the corporation shall be prospective.

ARTICLE XI
Indemnification

The  corporation shall, to the fullest extent permitted by the General Corporation Law of the State of Nevada, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said Law from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said Law, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

ARTICLE XII
Amendment of Articles of Incorporation and Bylaws

The Articles of Incorporation and the Bylaws of the corporation may be repealed, altered, amended or rescinded only by a vote of a majority of the entire Board of Directors or a majority of the outstanding shares of capital stock, voting as classes.

[Rest of Page Intentionally Left Blank.  Signature Page Follows]

EXECUTED to be effective this 10th day of April 2014.
DIGERATI TECHNOLOGIES, INC. a Nevada corporation

By:
Arthur L. Smith, Chief Executive Officer